Exhibit 23.4

Consent of SRK Consulting (U.S.), Inc.

The undersigned hereby consents to the use of their firm name under the heading “Experts” and to the summary of the technical report in the registration statement on Form S-1 and related prospectus, in each case where used in the registration materials of MP Materials Corp. being filed with the United States Securities and Exchange Commission.

/s/ SRK Consulting (U.S.), Inc.
For: SRK Consulting (U.S.), Inc.

Dated: December 9, 2020